Exhibit 14.1
FEI Code of Conduct
A Message From Our CEO
Dear Colleagues,
One of FEI’s great strengths is that we do business in many countries across many cultures and industries. FEI’s Code of Conduct helps us navigate this complex commercial world while ensuring that we deal fairly, ethically and lawfully with one another, our customers and our business partners. The principles of FEI’s Code of Conduct are grounded in law and in the values of FEI. We expect all employees to read and understand our Code of Conduct and to abide by it.
Thank you.

Don Kania
President & CEO
Purpose and Applicability of Our Code of Conduct
FEI’s Code of Conduct (Code) is meant to provide rules and guidelines for conducting our business in accordance with our values, protect FEI’s assets, and promote compliance with legal requirements that affect us world-wide. Our Code applies to FEI Company and its subsidiaries (FEI), and to all FEI employees and non-employee directors. It also governs how we deal with customers, vendors, and others. We expect everyone working on FEI’s behalf, including consultants, agents, vendors and other business partners, to adhere to the standards set forth in our Code when performing services on behalf of FEI.
Our Code reflects accepted global compliance good practices. Although our Code is intended to apply globally, there may be rare occasions when it conflicts with specific local laws. If such a conflict occurs, FEI will comply with local legal requirements. Please notify the Legal Department immediately if you believe any such conflict exists.
You are encouraged to review the Code of Conduct Frequently Asked Questions (available on the Legal Department page of Scope), FEI policies, and other related resources for further guidance relating to matters covered by our Code. If you have questions about our Code, please contact the Legal Department or one of the other resources identified in this Code under “Seeking Guidance and Reporting Concerns.”
Our Workplace
The importance of the way we work together is a common theme in our core values. Those values emphasize teamwork, fairness, mutual respect, accountability, and a positive, encouraging work environment. FEI is committed to cultivating a positive and professional workplace free from discrimination, harassment, or unsafe practices. These standards of behavior apply while on our premises, at off-site locations, at FEI-sponsored business or social events, and any other place where you are representing FEI. Please consult your Employee Handbook for information on our policies relating to the topics discussed below and other matters relating to your employment. Contact your local Human Resources Department for more detailed information.
Open and Honest Communication
We encourage employees to raise work-related issues or concerns through our established processes as soon as they arise. Recognizing that open communication promotes performance, teamwork, and results, FEI supports an “open door” policy. Employees are encouraged to discuss work-related concerns directly with the employee with whom they have a concern. Additionally, employees can discuss these concerns with their immediate manager. If you are uncomfortable approaching your immediate manager, or if your manager is not the most appropriate person to address your concern, you may bring your concern to any level of management, up to and including the Chief Executive Officer (CEO). We do not tolerate retaliation against employees for asking questions or making good faith reports of possible violations of law, our Code, or other FEI policies. For more information, please see the “Compliance and Reporting” section of this Code.
Equal Opportunity Employment

At FEI, every employee is entitled to fair treatment and respect. We do not tolerate illegal employment discrimination and make all employment decisions based on job-related credentials. We strive for a diverse and inclusive workplace where our employees’ differences are welcomed. We are proud of our cultural diversity and believe it is one of our great strengths as we compete on a global scale.
No Tolerance for Harassment or Violence
Everybody deserves to be treated with dignity and respect. FEI will not tolerate harassment, bullying, discrimination, or any other conduct which is illegal or creates an intimidating work environment. We believe that such acts can negatively impact work performance and create an environment that is contrary to our culture. If you believe that you or another employee has been the subject of harassment or discrimination, you should report it to your manager, Human Resources Department, or through one of the other resources identified in the “Compliance and Reporting” section of this Code.
Health and Safety
FEI is committed to maintaining a safe work environment that complies with all applicable health laws, guidelines, and standards. Employees are expected to familiarize themselves with established safety policies and to comply with FEI’s requirements for reporting accidents or other safety-related incidents.
Our Responsibilities to FEI and Shareholders
Protecting FEI’s Assets and Reputation
FEI has made and continues to make significant investments to acquire and maintain the assets we use in our business. We each have a responsibility to ensure that these assets are protected and used appropriately in accordance with our policies, which are designed to protect the value of those assets. This protection extends to both our physical assets and our information assets such as intellectual property and confidential information. Damage or loss of assets not only impacts our investments in these assets, but may also have consequences that damage our brand and reputation.
Intellectual Property
Our intellectual property gives us a competitive advantage over our competitors and it is important that we protect the investments that we have made in developing our products and ideas. Our intellectual property includes patent rights, trademarks, copyrights, trade secrets, and know-how. All employees have a responsibility to safeguard FEI’s intellectual property rights and to respect the intellectual property rights of others. You must not copy, reproduce, or transmit protected material of others such as writing, artwork, music, videos, photographs, or software unless you have authorization or a license to do so. For more information, please see FEI’s policies regarding intellectual property.
Confidential Information
Confidential information is also a valuable company asset. Confidential information includes non-public financial information, product and pricing information, confidential employee information and information regarding customers and suppliers, as well as many other types of information we use in our business. You should generally assume that all FEI internal information is confidential unless it has been publicly disclosed. We must safeguard FEI’s confidential information from loss or unauthorized use or disclosure.
When you first joined FEI, you signed an agreement to protect FEI’s confidential information. Under this agreement, you may not disclose FEI’s confidential information to third parties, or use it to benefit anyone other than FEI, without FEI’s consent. Remember, this agreement remains in effect even after you no longer work for FEI. For more information, please review FEI’s policies regarding confidential information, information security, and social media.
At times, our confidential information may need to be disclosed to potential business partners or we may need to receive confidential information from third parties to further FEI’s business interests. Disclosure or receipt of such information should be done under an appropriate nondisclosure agreement. Even after an agreement is in place, you should only disclose or accept as much information as is necessary to accomplish your business objectives, and no more. For more information, please refer to the Legal Department’s process for nondisclosure agreements or contact the Legal Department for assistance.
FEI cooperates with appropriate government inquiries and investigations. However, even in this context, it is important to protect the legal rights of FEI with respect to its confidential information. If you receive notice of an investigation from a government authority, or a request for documents or other information that is not a routine part of your job, please refer the request to the Legal Department as soon as possible.
As part of your job at FEI, you may have access to confidential information of our customers, suppliers and business partners. You must take special care to handle the confidential information of others responsibly and in accordance with any nondisclosure agreements which are in effect.
Computers, Cell Phones, and Other Physical Property
FEI provides us with equipment and resources that are necessary for us to carry out our jobs effectively. These resources include facilities, equipment, and computer and communications systems. Such resources should be used primarily for business purposes, subject to a narrow exception specified in FEI’s policies for reasonable personal use. Each and every one of us is responsible for protecting FEI’s property against theft, loss, damage, and misappropriation. You should never loan FEI property to others, nor should you donate any of FEI’s equipment or other assets without obtaining the required approvals. For more information, please see FEI’s policies regarding acceptable use and donations.
You must never use FEI computers, cell phones, or property for any unlawful purpose. Although FEI respects employee privacy, you should not assume that desks, cubicles, or your use of computer or telephone equipment is private or confidential. To the extent allowed by local law, FEI’s policies permit FEI to monitor communications sent and received on company devices after obtaining the appropriate internal approvals.
Communicating About FEI
The value of our reputation must be carefully considered whenever we communicate on behalf of, or about FEI. In addition, as a publicly traded company, FEI must comply with a variety of regulations governing public communications to investors and the public. For these reasons, we have rules in place regarding these communications.
FEI Spokespeople
Only employees specifically designated by FEI may make public statements on behalf of FEI, whether to the media, investors, or other external forums, including the Internet. We have designated our CEO, Chief Financial Officer (CFO), and Director of Investor Relations as official FEI spokespeople for financial matters. We have designated certain members of the Marketing Department as official FEI spokespeople for marketing, technical, and other information. If you are contacted by a reporter, shareholder, or member of the public about FEI, refer the inquiry to one of the official FEI spokespersons. For more detailed information, please review FEI’s policies regarding external communications and fair disclosure. In other cases, such as when speaking on business or technology topics in a public setting or posting on the Internet - including through social media applications and websites - you must make it clear that you are expressing your own views and not those of FEI, unless you are speaking as an authorized representative of the company.
Social Media
At FEI, we believe that social media can be a great tool for sharing, collaborating, and communicating with people all around the globe. While social media offers new opportunities, it also creates new responsibilities. When using social media or engaging in any online activities, use good judgment and be especially careful to avoid disclosing confidential FEI information in your posts, comments, blogs, or other entries online. For more detailed information please review FEI’s policies and guidelines regarding use of social media.
Trademarks and Brands
We all have the opportunity to help define the FEI brand through our work and interactions with others. Stewardship of the FEI brand is everyone’s responsibility. To help protect our trademarks and brand, FEI has established guidelines that specify when and how they should be used. You should follow these guidelines when using FEI’s trademarks and brand in internal or external communications, and ensure their appropriate use by third parties.
Maintaining Accurate Records
Every FEI employee maintains and records business information of some kind. We all share in the obligation to maintain books and records that accurately reflect the transactions being recorded. Examples of books and records include ledgers, vouchers, sales documentation, invoices, purchase orders, time sheets, expense reports, and payroll documents. You must not create or participate in the creation of inaccurate, misleading, or false records. If you become aware of any records that may be inaccurate, report the situation immediately to the Finance Department or the Legal Department. You must also ensure that your retention and destruction of records complies with FEI’s policies regarding records management.
We employ independent auditors to ensure that the way we conduct business and keep records is consistent with relevant accounting standards. We require truthful and complete employee cooperation with investigations, audits, and inquiries from FEI’s internal and independent auditors and lawyers, as well as auditors or examiners from government agencies. If you are contacted by an outside auditor or examiner from a government agency, please notify the Legal Department immediately. FEI will not tolerate any attempts by employees to improperly influence the conduct of such investigations, audits or inquiries.
Public Disclosure of Information
U.S. Federal securities laws require FEI to disclose certain information in reports that are filed with the Securities and Exchange Commission (SEC). Additionally, FEI makes other public disclosures through press releases and investor conferences. FEI has processes in place to ensure that material information is presented to the public on a timely basis. FEI expects any employee involved in the preparation of SEC reports and public documents to ensure that the disclosed information is full, fair, accurate, timely, and understandable.
If you become aware of any material information that you believe should be disclosed to the public, it is your responsibility to bring such information to the attention of FEI’s General Counsel or the CFO. Any concerns of questionable accounting or auditing practices should be reported in accordance with FEI’s policy regarding financial integrity.
Avoiding Conflicts of Interest
A conflict of interest exists when your personal or family interests conflict with, or appear to conflict with, your ability to make sound business decisions in the best interests of FEI. We should not put ourselves in situations where our personal interests may come ahead of FEI’s interests. The following are some common examples of situations that could create a conflict of interest:

•
Accepting outside employment or conducting any non-FEI business that interferes with the proper performance of your job duties, using FEI assets to conduct non-FEI business, or using confidential or proprietary information you have acquired as an FEI employee.

•
Using confidential information you have acquired as an FEI employee for personal gain or in a way that could negatively impact FEI, including consulting engagements with investment professionals seeking to use your expertise.

•	Offering or accepting a gift, meal, entertainment, or travel expense that could be viewed as a bribe.

•
Accepting any personal benefit that is or could be interpreted as being given to you because of your role or because the source of the benefit believes you may be in a position to assist them in the future.

•	Participating in or influencing a decision for FEI that may result in a personal gain, gain for an immediate family member, or gain for someone with whom you have a close personal relationship.

•
Making use of business opportunities discovered through your employment with FEI that may result in a personal gain, gain for an immediate family member, or gain for someone with whom you have a close personal relationship.

•
Serving on the board of directors or as an advisor of a competitor or a company that has or is seeking a business relationship with FEI, or owning a significant interest in such an organization, where your ability to make decisions in FEI’s best interest could be compromised.

•	Participating in or influencing FEI’s decision to hire a family member, or supervising an immediate family member or someone with whom you have a close personal relationship.
FEI recognizes that some conflicts may be unavoidable or may arise out of changes in circumstances that create an appearance of a conflict that did not previously exist. If you become aware of a possible conflict of interest, disclose it immediately to your manager, making a full report of all relevant facts and circumstances. Your manager will determine, in consultation with the Human Resources or Legal Department, whether a conflict exists, what needs to be done to resolve the conflict, or whether you may proceed. Disclosure is mandatory; failing to disclose a conflict of interest is a violation of our Code. Please refer to FEI’s policies regarding conflicts of interest for more information.
Our Relationships with Customers, Suppliers, and Competitors
Our Brand and Representing FEI
Over the years, FEI has built its brand by delivering unparalleled value to our customers and shareholders. Our brand is our most important asset. The manner in which we conduct ourselves with our current or potential customers, suppliers and competitors allows us to maintain and further enhance our brand and our reputation. Always be mindful of how your actions reflect on our brand when representing FEI to others.
Gifts, Meals, Entertainment, and Travel
It is customary in business to occasionally exchange small gifts, drinks, meals, and entertainment with third parties. Also, for legitimate business reasons, FEI may offer to pay certain travel expenses of its customers or other business partners, and FEI employees may occasionally receive such offers from vendors. However, the exchange of gifts, meals, and entertainment or payment of travel expenses may create a real or perceived conflict of interest or a situation where those activities could be viewed as a bribe under applicable laws. The appropriateness of such gifts, meals, entertainment, and travel depends on the circumstances, as well as the parties involved. When providing gifts, meals, entertainment, and travel to customers or other third parties, employees and third parties are expected to comply with anti-corruption laws and FEI policies and guidelines, which include the principles set forth below. These principles also apply to gifts, meals, entertainment, and travel received by FEI employees from third parties, as reflected in FEI’s policies and guidelines.

•
Gifts, meals, entertainment, and travel provided to a customer or other business partner must be for a legitimate FEI business purpose, such as to promote, demonstrate, or explain a FEI product, position, or service.

•	Gifts, meals, entertainment, and travel must not be given with the intent to improperly influence any act or decision of the recipient in FEI’s favor.

•
Gifts, meals, entertainment, and travel must be provided openly and transparently, be reasonable, and appropriate to the business relationship and local customs, and not of a nature that would cause embarrassment to FEI or the recipient if disclosed.

•	All gifts, meals, entertainment, and travel provided on FEI’s behalf must be accurately recorded.

•
Gifts, meals, entertainment, or travel may be provided to government officials (including employees of government agencies, public institutions, and state-owned enterprises) only in limited circumstances and only in accordance with FEI policies and guidelines.

For questions and additional guidance, please contact the Legal Department.
Obtaining Competitive Information
To stay competitive, FEI must gather information about the marketplace, including information about competitors and their products. However, this information must be obtained through legal and ethical means. You should never try to obtain a competitor’s confidential information by improper means. While FEI may, and does, employ former employees of competitors, we respect the obligations of those employees not to use or disclose the confidential information of their former employers.
Our Legal Responsibilities
Obey All Applicable Laws

As a global company, FEI must comply with the laws of the many countries in which it does business. We are each responsible for knowing and following all applicable laws and regulations. If you have questions about conflicts between local laws and applicable U.S. laws, or you believe the requirements of our Code conflict with local laws, please contact FEI’s Legal Department. We have identified below some of the laws that most significantly impact our business.
Anti-Corruption and Bribery
Many countries have enacted anti-corruption and bribery laws to prevent companies and individuals from receiving unfair advantages. FEI is committed to complying with all applicable anti-corruption and anti-bribery laws. At FEI, we do not offer or give anything of value to anyone in exchange for favorable treatment, or for the purpose of influencing decisions. We must never offer or accept bribes, nor participate in or facilitate any corrupt activities. This prohibition on offering or paying bribes also applies to third parties acting on FEI’s behalf, such as agents, contractors, or consultants. You must never engage a third party who you believe may attempt to offer a bribe to conduct FEI business.
Whether located in the United States or abroad, you are responsible for ensuring compliance with applicable anti-corruption laws. For more detailed information, please review FEI’s policies regarding anti-corruption and gifts and entertainment.
Government Relations and Contracting
Practices that are acceptable in the commercial business context may be improper or even unlawful when dealing with government employees. We are committed to complying with all applicable laws, rules, and regulations governing contracts and dealings with government employees and public officials. To ensure compliance, all contracts with government entities must be reviewed and approved by the Legal Department. In addition, when doing business with governments, consult with the Legal Department to be certain you are aware of any special rules or laws that apply. If you have any questions concerning government relations, you should contact the Legal Department for more information.
Insider Trading
Many countries have insider trading laws that restrict the trading of securities (e.g. stocks and bonds) and other activities by anyone who is aware of material, non-public information. Material, non-public information is any information that is not generally known to the public that a reasonable investor would consider important in making a decision to buy or sell securities of a company. In doing your job, you may come into possession of material, non-public information about FEI or our business partners. This information is the property of FEI, and you have been entrusted with it. You may not profit from it by buying or selling securities, pass the information to others to enable them to profit from the information, or otherwise use the information to your personal advantage or the personal advantage of others.
Violations of U.S. insider trading laws can result in both civil and criminal liability, including large fines and imprisonment. Employers and other supervisory personnel can also be liable if they fail to take preventative steps to control insider trading. Therefore, it is important both to you and FEI that insider trading violations do not occur. FEI has policies to help you avoid violations of insider trading laws and you should review those policies for additional information. If you are unsure as to whether or not there are restrictions on your ability to trade, you should contact the CFO or the Legal Department.
If you have regular access to material, non-public information concerning FEI or another company, you must take special care to avoid violating insider trading laws. FEI has additional safeguards in place to protect against insider trading by directors, executive officers, and certain employees, who as a result of their position with FEI, are more likely to have material, non-public information about FEI. These safeguards include “blackout periods” during which insiders may not trade. For more information, please review FEI’s policies regarding insider trading.
Import and Export Compliance
FEI’s products and software are subject to laws and regulations governing imports and exports in every country in which we do business. These laws and regulations often restrict or prohibit the physical shipment of our products, as well as the transmission of our software and technology to certain destinations, foreign persons, and entities.

Such laws often require export licenses or other government approvals before products may be shipped or transferred.
FEI has a responsibility to comply with all import and export laws in places where we conduct business. Violations of these laws can result in significant fines, denied export licenses, loss of export privileges, and delays. Because these laws can be complex and vary by country, you should review FEI’s policies on import and export compliance for more detailed information. If you have any questions concerning import and export compliance, please contact the Import and Export Compliance Department.
Privacy
Many countries have laws that regulate the acceptable collection, storage, and use of personal information about individuals. Information relating to individuals may include email addresses, physical addresses, payment card information, and government identification numbers. At FEI, we understand the importance that individuals place on their ability to control the collection and use of their personal information. By protecting the information of others, we build trust in FEI’s products and services. FEI is dedicated to observing the reasonable privacy expectations of our employees and customers. Please review FEI’s policies regarding privacy and contact the Legal Department if you have questions.
Fair Competition and Antitrust
Most countries have laws designed to promote fair competition and to protect consumers from anticompetitive business practices. These laws-known as “antitrust” or “competition” laws-generally prescribe the way that companies must deal with their competitors, customers, dealers, resellers, and distributors. These laws prohibit, among other things:

•	Agreeing with competitors on terms that affect pricing or production levels;

•	Dividing or allocating markets or customers;

•	Agreeing with competitors to boycott another business; and

•	Putting inappropriate conditions on purchases or sales.
FEI is committed to obeying both the letter and spirit of these laws. The consequences of not doing so can be severe, including substantial fines and even criminal sanctions. Antitrust and competition laws are complex, different in every country, and difficult to apply. For more information, review FEI’s policy on antitrust compliance and contact the Legal Department if you have questions.
Environmental Laws
Some of our operations use substances that are regulated by various laws and standards governing health, safety, and the environment. We have a responsibility to understand and follow these requirements. We seek to minimize the use of hazardous materials in our products and the environmental impact of our manufacturing processes. We also expect our suppliers and business partners to comply with all applicable environmental, health and safety laws and standards in their operations.
Compliance and Reporting
Compliance is Everybody’s Business
Honest and ethical business conduct is critical to our business. It is your responsibility to respect and adhere to the principles set forth in our Code. Anyone who violates our Code is subject to discipline, up to and including termination of employment. Anyone who violates the law may also be subject to civil and criminal penalties.
To help us ensure that our business is conducted with integrity, you also have a duty to report actual or possible violations of the law, our Code, and other FEI policies through the appropriate channels. FEI will review all reports of suspected violations promptly, thoroughly, and fairly, conduct investigations as necessary, and take appropriate action based on our conclusions. You may be asked to participate in internal or external investigations of possible violations and, if so, you are required to participate. We make every effort to safeguard confidentiality of any report, consistent with FEI’s legal responsibilities and the need to investigate the incident. Confidentiality or legal obligations may prevent us from sharing specific actions taken in response to a report.

Seeking Guidance and Reporting Concerns
Because our Code cannot address every situation, you will need to seek guidance about the proper course of action in certain situations. All FEI employees are encouraged to ask questions or raise concerns with their direct manager or other members of management in accordance with FEI’s open door policy, or to consult with departments who specialize in handling ethics and compliance issues, including the Human Resources and Legal Departments.
You may also ask a question or report ethics and compliance issues by calling FEI’s toll-free Compliance Hotline managed by EthicsPoint, Inc. at the numbers listed at the end of this Code or by submitting a report through EthicsPoint’s secure website: http://fei.ethicspoint.com. Except as restricted by local law, you may report anonymously. However, keep in mind that, if you choose to remain anonymous and FEI does not receive enough information in your report, we may not be able to investigate or respond to your concerns as thoroughly as we would like.
If you report anonymously or the situation requires that your identity be kept secret, your anonymity will be protected to the extent possible. The important thing is that you bring your questions or concerns to FEI’s attention through one of the available channels.
No Retaliation
As previously noted in this Code, FEI does not tolerate retaliation against anyone who makes a good faith report about a possible violation of the law, our Code or other FEI policies, or who raises a question about a problem, concern, or proposed conduct. This is true even if an investigation later reveals that there has been no violation of law, our Code, or any FEI policy. Retaliation is itself a violation of our Code, and employees who attempt to retaliate will be subject to disciplinary action, up to and including termination.
Employees who believe they have experienced retaliation for reporting possible violations should contact the Human Resources or Legal Departments, or report the incident in one of the other manners provided for in this Code.
Approvals and Waivers
When situations require permission from management or another person before taking action, you need to raise the issue promptly to allow enough time for the necessary review and approval.
In a particular circumstance, we may find it appropriate to waive a provision of our Code. Waivers of our Code will be considered on a case-by-case basis. Waivers for members of FEI’s Board of Directors or executive officers must be approved in writing by the Board of Directors or a designated committee of the Board. Any such waivers will be disclosed as required by law, regulation, or stock exchange listing standard. Waivers for officers or other employees must be approved in writing by FEI’s General Counsel.
Reminders
Our Code is designed to help you make the right decisions for yourself and on behalf of FEI. Although the principles described in our Code are general in nature, together with FEI’s policies, they will guide you in making sound choices based on your good judgment and FEI’s values. You should review applicable FEI policies for more specific instructions, many of which are referenced in this Code, and contact the Human Resources or Legal Departments with any questions.
Although this Code references other policies, these references are only meant to provide more detailed information and do not serve to incorporate those policies into this Code. Any conflicts between this Code and FEI policies will be resolved in favor of this Code. This Code is not a contract of employment, and nothing in it should be read as creating an express or implied term of employment. Because we are committed to continuously reviewing and updating our policies, this Code and our policies are subject to modification at any time, and without prior notice.
Acknowledgement
Please sign the acknowledgment form at the end of this Code and return the form to the Human Resources Department indicating that you have received, read, understand, and agree to comply with this Code. Your signed acknowledgment form will be located in your personnel file.

Toll-Free Telephone Numbers for Reporting to EthicsPoint Compliance Hotline

•	Australia 1-800-339276

•	China (Southern) 10-800-120-1239

•	China (Northern) 10-800-712-1239

•	Czech Republic 800-142-550

•	France 0800-902500

•	Germany 0800-1016582

•	Japan 00531-121520 or 0066-33-112505

•	Korea 00798-14-800-6599

•	Netherlands 0800-0226174

•	Singapore 800-1204201

•	Taiwan 00801-13-7956

•	United Kingdom 0800-032-8483

•	United States 1-888-880-4003

Frequently Asked Questions
Q: What procedure does FEI follow once a complaint has been made under our Code?
A: FEI takes reports of possible violations of our Code seriously. Once a report has been made, FEI will review the report and determine the appropriate response.

Q: I’ve noticed that a co-worker of mine frequently makes inappropriate comments to a fellow employee regarding her appearance. What should I do?
A: You should encourage the employee to report this behavior to management, the Human Resources Department, or by using FEI’s Compliance Hotline. If she feels uncomfortable taking this step, you can, and should make the report yourself.

Q: A former FEI co-worker called asking you to send her copies of company documents that you both worked on while she was employed at FEI. During the conversation, she mentions that she still has in her possession other confidential documents from FEI. What should you do?
A: You must not provide your co-worker with the documents that she is requesting. Doing so could potentially violate FEI’s policies on confidential information. You should report the fact that she has FEI documents in her possession to management, the Human Resources or Legal Departments, or through FEI’s Compliance Hotline.

Q: Is our Code considered confidential FEI information?
A: No. Our Code is available to the public through posting on FEI’s website.

Q: While conducting FEI business abroad, you visit the facilities of a potential FEI customer. The potential relationship between FEI and the other company is not publicly available information and would be a significant relationship to both companies. Is it appropriate to publish your geographic location via your personal social media account?
A: Probably not. Although FEI supports responsible use of social media, your disclosure of your travel destination may inadvertently disclose FEI confidential information, such as an upcoming business opportunity.

Q: You have been contacted by a consulting firm seeking to access your expert knowledge related to your work at FEI. In exchange for your services, the firm offers to pay you a fee. Can you agree to this arrangement?
A: No. You may not use information that you acquire as an FEI employee for personal gain. FEI policies also prohibit employees from engaging with expert networking firms due to the high risk of inadvertently communicating material, non-public information in violation of insider trading laws.

Q: You are on a team of FEI employees charged with interviewing for an open position. In the course of reviewing potential applicants’ resumes, you notice that your cousin has applied for the position. The two of you rarely talk or see each other, and you have not spoken to him about the position. What should you do?

A: You must disclose this potential conflict of interest to your manager or the Human Resources Department. Participating in FEI’s decision to hire a family member, no matter how distant, can create a perceived conflict of interest.

Q: During the month of December, you receive a large gift basket full of perishable food items from a business partner of FEI. You estimate that the value of the gift basket is approximately $250 USD. May you accept this gift?
A: Yes. You may accept the gift basket as long as you share it with co-workers.

Q: As a token of gratitude, a business partner sends you a gift card to Mitsukoshi, the Japanese department store, worth $50 USD. May you keep this gift?
A: No. Cash gift-cards are viewed as the equivalent of cash and cannot be given or received.

Q: I was recently hired by FEI after working for a competitor. I have a box of materials from my previous job that contains valuable information that could help my product development work at FEI. May I use this information in the course of my employment with FEI?
A: No. FEI respects the confidential information of others, as well as the obligations of our current employees to their former employers.

Q: You are negotiating an important contract with a customer, and during the course of negotiations you are asked to make a $1,000 USD donation to a charity run by the customer’s daughter. In exchange for this donation you are guaranteed priority over other companies. Can you make this payment?
A: No. FEI prohibits you from offering or giving anything of value to anyone in exchange for favorable treatment, or for the purpose of influencing decisions. This prohibition extends to commercial transactions as well as those involving foreign public or government officials. Requesting donations to charities run by family members are a frequent means of “asking” for an improper payment.

Q: I have access to FEI’s financial results before they are released to the public. I know I can’t disclose that information to anyone outside FEI before the reports are filed with the SEC, but what if someone outside asks me to give them a general idea about how the results look?
A: You cannot give anyone outside the company nonpublic information about FEI’s financial results - even if it’s just a “hint” about how the results might look. You also may not give this information to any co-worker who does not have a business need to know the information.

Q: While attending the industry Microscopy & Microanalysis trade show, you run into a friend and former co-worker who invites you out for drinks. Your friend explains that he now works for one of FEI’s competitors, and asks if you’re willing to share FEI’s current price list with him. What should you do?
A: You must decline his request, and promptly report this incident to the Legal Department. Price list sharing by competitors may violate U.S. antitrust laws, which can result in both civil and criminal liability for you and FEI.

Q: I observed another employee doing something I believe to be a violation of our Code. Am I required to report it? What if I’m wrong?
A: Yes. Compliance is everybody’s business. If you suspect or know that an employee has violated our Code or the law, you have a duty to report it. No adverse action will be taken against you if you make a report in good faith, whether or not FEI concludes that the conduct reported actually occurred, and regardless of whether the conduct violated our Code. You may also use the “ask a question” feature available on FEI’s Compliance Hotline to confirm whether certain conduct violates our Code.

Q: What happens if I am wrongly accused of misconduct under our Code?
A: FEI has processes in place to help protect the rights of employees who are accused of misconduct. Reports of Code violations or other misconduct that are not made in good faith may lead to disciplinary action against the employee making the report.

Q: Who do I contact with questions about our Code?

A: You are encouraged to seek guidance from your direct manager or any other member of management at FEI. You may also consult with the Human Resources or Legal Departments. Remember, you can also use the “ask a question” feature available on FEI’s Compliance Hotline.

Q: If I make an anonymous report using FEI’s toll-free Compliance Hotline or website managed by EthicsPoint Inc., how will I know that anything is going to happen in response to my report?
A: When you place your call or report on-line, you will receive a code and a date to call back or check in on-line. We encourage you to check back as requested because FEI may need additional information to complete its review and you may be able to provide that information. You may also follow up to check on FEI’s progress in addressing the concern.